October 23, 2013

VIA EDGAR

Karen Rosotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	EntrepreneurShares Series Trust Use of Predecessor Fund Performance Information in Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436)

Dear Ms. Rosotto:

Thank you for the opportunity, on behalf of our client, EntrepreneurShares Series Trust, and its series, the Entrepreneur All Cap Fund (the “Fund”), to set forth our reasoning underlying the use of predecessor account performance information in Item 4 of the above-referenced registration statement (the “Registration Statement”). The predecessor account, the “US Impact Entrepreneur Managed Account” and other terms used and not defined in this letter are defined in the Registration Statement. I’m sure you understand that our client is anxious to get the Registration Statement declared effective as soon as possible so if you could review this at your earliest convenience it would be very much appreciated.

In 1995 the Staff of the Securities and Exchange Commission issued a no-action letter to MassMutual Institutional Funds in which an unregistered investment account converted into a registered mutual fund with substantially similar investment objectives. The Staff gave no action assurances to the registered fund that sought to include, as part of its own performance information, the performance information of the unregistered account. Later, in 1996, the Staff issued no-action guidance in Bramwell Growth Fund and Nicholas-Applegate concerning the use of performance information from private accounts managed by the same advisory firm and the use of portfolio manager’s historical performance information from a prior fund. You have asked us to focus on the MassMutual criteria for the purpose of determining the appropriate place in the Registration Statement for presentation.

We believe the principals of the current situation are similar enough to the MassMutual criteria to warrant Item 4 inclusion. We set out the Mass Mutual facts and the corresponding EntrepreneurShares facts in the table below.

Clearspire Law Co., PLLC	1747 Pennsylvania Avenue, NW	202 549 1200
	Suite 200 | Washington, DC 20006	www.clearspire.com

MASSMUTUAL FACTS	ENTREPRENEURSHARES FACTS	DIFFERENCE
Multi-series open end Massachusetts trust registered investment fund with multiple series and classes within each series	Multi-series open end Massachusetts trust registered investment fund with multiple series and classes within each series	Identical
Series is designed to correspond to the investment objective of an existing unregistered separate investment account (SIA)	Series is designed to correspond to the investment objective of an existing unregistered investment account.	Identical
All of the separate investment account assets transferred to the Fund in exchange for Fund shares	Some of the separate investment account assets were transferred to the EntrepreneurShares Global Fund. Some remained in a private unregistered investment account due to investor preference. However, the same stocks were in the predecessor account as the Fund – just not the “same” assets.	Slightly different
“…investment policies, objectives, guidance and restrictions [of each Fund] in all material respects equivalent to the corresponding SIA.”	Investment policies, objectives, guidance and restrictions identical to the corresponding SIA	Identical or better due to formulaic principles-based non-discretionary investment approach

“Prior to the public offering of the Trust shares… each Fund contained the same portfolio securities that were held by the corresponding SIA immediately prior to the transfer of assets”	Prior to the public offering of the Trust shares… each Fund contained the same portfolio securities that were held by the predecessor account. E.g., both the account and the Fund held Stock ABC, Stock DEF, and Stock GHI – however the owners of those stocks were different as the private investor did not choose to roll all assets into a registered fund.	Identical – however while all of the actual assets were not transferred (some went to the Global Fund and some remained private) the portfolio securities names were identical.
“Management practices [of each Fund] in all material respects identical to the corresponding SIA”	Management practices of the Fund are identical to the corresponding SIA	Identical or better due to limited manager discretion
Pre-existing accounts have existed for some time and were created for purposes unrelated to establishment of a performance record	Pre-existing accounts have existed for some time and were created for purposes unrelated to establishment of a performance record	Identical – and please note prior performance data indicates significant volatility and some negative performance years
Appropriate disclosure will accompany any quotation of the Fund’s performance	Appropriate disclosure will accompany any quotation of the Fund’s performance	Identical

Despite the fact that the entire predecessor account did not convert into the Fund – that the assets remained in the Global Fund and also privately should not be fatal to the MassMutual analysis since the same stock names were used in both portfolios. Therefore, as reiterated in prior correspondence, since prior account performance data is generated by identical selection formula and consists of the same stocks (if not the exact same assets) as the Fund it is highly relevant to an investor’s investment decision. It is important that this information – which is not uniformly positive – be presented up front in Item 4. The disclosure of many sub-prime CDO deals has come under scrutiny recently and it appears that many investors do not read beyond the Summary section of a prospectus. For this reason, the Summary section should contain a complete – albeit abridged - set of all material information. We believe the prior performance of the same manager using the same stock selection criteria in the predecessor fund is exactly this kind of material information.

If you or your supervisor would like to discuss the responses, you may contact Stowell Kelner at (202) 412 0706 or Robert Johnson at (213) 992-0282.

Very Truly Yours,

Stowell Kelner

Lead Counsel, Banking & Finance

Clearspire Law Co.